SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: July 28, 2011

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2011

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 11-083E
3:00 P.M. JST, July 28, 2011

Consolidated Financial Results
for the First Quarter Ended June 30, 2011

Tokyo, July 28, 2011 -- Sony Corporation today announced its consolidated results for the first quarter ended June 30, 2011 (April 1, 2011 to June 30, 2011).

●
Consolidated operating income of 27.5 billion yen (340 million U.S. dollars) was recorded in the current quarter, despite year-on-year declines in sales and operating income due mainly to the negative impact of the Great East Japan Earthquake as well as the deterioration of the electronics business environment.

●	Business operations that had been negatively affected by the Earthquake are recovering faster than anticipated in the May forecast.
●
Despite lower projected annual LCD television unit sales compared to the May forecast and further unfavorable foreign exchange rates anticipated for the remainder of the fiscal year contributing to a lower consolidated sales forecast, the consolidated operating income forecast for the current fiscal year remains unchanged because the performance of most businesses is anticipated to exceed the May forecast.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First quarter ended June 30
	2010	2011	Change in yen	2011 *
Sales and operating revenue	¥1,661.0	¥1,494.9	-10.0%	$18,456
Operating income	67.0	27.5	-59.0	340
Income before income taxes	78.9	23.1	-70.7	285
Net income (loss) attributable to Sony Corporation’s stockholders	25.7	(15.5)	-	(191)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥25.65	¥(15.45)	-	$(0.19)
- Diluted	25.61	(15.45)	-	(0.19)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, net, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	Change in yen	2011	*
Operating income	¥67.0	¥27.5	-59.0%	$340
Less: Equity in net income (loss) of affiliated companies	6.7	(4.8)	-	(60)
Add: Restructuring charges, net, recorded within operating expenses**	7.2	1.8	-74.9	22
Operating income, as adjusted	¥67.5	¥34.1	-49.4%	$422

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives. This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 81 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2011.

**  Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as adoption of horizontal platforms.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as (gain) loss on sale, disposal or impairment of assets and other, net, in the consolidated statement of income.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation (“S-LCD”) are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  For further details of new segments and categories, see page F-6.

The Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the first quarter ended June 30 of the previous fiscal year have been revised to conform to the current quarter’s presentation.

Consolidated Results for the First Quarter Ended June 30, 2011

Sales were 1,494.9 billion yen (18,456 million U.S. dollars), a decrease of 10.0% compared to the same quarter of the previous fiscal year (“year-on-year”) primarily due to decreases in sales in the CPS and PDS segments, which were mainly affected by the negative impact of the Great East Japan Earthquake (the “Earthquake”) as well as the deterioration of the electronics business environment, and unfavorable exchange rates.

During the quarter ended June 30, 2011, the average rates of the yen were 80.7 yen against the U.S. dollar and 115.9 yen against the euro, which was 12.7% higher and 0.4% lower, respectively, than the previous fiscal year’s first quarter.  On a local currency basis, sales decreased 5% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income decreased 39.5 billion yen year-on-year to 27.5 billion yen (340 million U.S. dollars).  This was mainly due to lower operating income in the CPS and PDS segments primarily resulting from a decrease in gross profit from lower sales and a deterioration in the cost of sales ratio.

Restructuring charges, net, decreased 5.4 billion yen year-on-year to 1.8 billion yen (22 million U.S. dollars).  The CPS segment restructuring charges were 2.4 billion yen (30 million U.S. dollars) in the current quarter, compared with 1.6 billion yen recorded in the same quarter of the previous fiscal year.  In the PDS segment, a credit to restructuring charges of 1.7 billion yen (21 million U.S. dollars) was recorded in the current quarter compared with the 2.6 billion yen restructuring charges recorded in the same quarter of the previous fiscal year.  This was mainly due to a recording of a 2.5 billion yen (30 million U.S. dollars) gain on a sale of assets associated with the restructuring initiatives.

Excluding equity in net income (loss) of affiliated companies and restructuring charges, net, operating income on an as adjusted basis decreased by 33.4 billion yen year-on-year to 34.1 billion yen (422 million U.S. dollars).

Equity in net loss of affiliated companies, recorded within operating income, was 4.8 billion yen (60 million U.S. dollars) as compared to net income of 6.7 billion yen in the same quarter of the previous fiscal year.  Sony recorded equity in net loss for Sony Ericsson of 3.1 billion yen (38 million U.S. dollars) compared to equity in net income of 0.6 billion yen in the same quarter of the previous fiscal year.  Equity in net loss for S-LCD was 1.6 billion yen (20 million U.S. dollars) as compared to net income of 4.5 billion yen in the same quarter of the previous fiscal year.

During the current quarter, Sony incurred charges of approximately 5.3 billion yen (66 million U.S. dollars), consisting principally of incremental expenses, including restoration costs (e.g., repair, removal and cleaning costs) of certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses damaged by the Earthquake, in addition to idle facility costs at manufacturing sites.  Approximately 1.3 billion yen (16 million U.S. dollars) of these charges has been offset by insurance claims that are deemed probable.  Most of the remaining charges of approximately 4.0 billion yen (50 million U.S. dollars) have been offset by a partial reversal of an incremental provision for insurance policy reserves previously recorded due to the Earthquake in the Financial Services segment.  As a result, Sony recorded net charges of approximately 0.7 billion yen (8 million U.S. dollars) in the current quarter.

Sales and operating income of both the CPS and PDS segments for the current quarter were negatively affected by the Earthquake, resulting from issues in certain product categories such as constraints in the supply chain and lower production capacity due to damaged manufacturing equipment.  However, an improvement in status of such issues is progressing faster than the expectation that was included in the forecast for consolidated results for the fiscal year ending March 31, 2012, which was announced on May 26, 2011.

Due to the cyber attacks on Sony’s network services for PlayStation®Network, Qriocity™ and Sony Online Entertainment, the network services were temporarily shut down and related expenses such as security enhancement measures were recorded in the current quarter.  The network services that were shut down in April 2011 were restored in phases beginning in May, culminating in a full restoration on July 6 in all countries and regions where Sony provides the network services.  Most recently, user logins to PlayStation®Network in North America have returned to a similar level as before the cyber attacks.

The net effect of other income and expenses was an expense of 4.4 billion yen (54 million U.S. dollars), compared to income of 11.9 billion yen in the same quarter of the previous fiscal year, primarily due to the recording of a net foreign exchange loss as compared to a net foreign exchange gain in the previous fiscal year.

Income before income taxes decreased 55.8 billion yen year-on-year to 23.1 billion yen (285 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 27.5 billion yen (340 million U.S. dollars) of income tax expense resulting in an effective tax rate of 119.1%. The effective tax rate for the current quarter was higher than the Japanese statutory tax rate primarily due to the recording of a valuation allowance on deferred tax assets resulting principally from losses incurred during the current quarter at Sony Corporation and its national tax filing group in Japan.  As a result, no tax benefits associated with the losses were recognized.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 15.5 billion yen (191 million U.S. dollars) as compared to net income of 25.7 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer Products & Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥891.6	¥732.3	-17.9%	$9,040
Operating income	28.5	1.7	-94.1	21

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 17.9% year-on-year (a 13% decrease on a local currency basis) to 732.3 billion yen (9,040 million U.S. dollars).  Sales to outside customers decreased 18.1% year-on-year.  This was primarily due to a decrease in LCD television revenue reflecting price declines resulting mainly from a deterioration in market conditions in the U.S. and Europe, and lower PC revenue reflecting price competition.  LCD television sales in Japan increased primarily due to enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which was implemented in July 2011.

Operating income decreased 26.9 billion yen year-on-year to 1.7 billion yen (21 million U.S. dollars).  This was driven primarily by a decrease in gross profit due to lower sales and deterioration in the cost of sales ratio.  These factors were partially offset by a decrease in selling, general and administrative expenses.  Categories contributing to the deterioration in operating results (excluding restructuring charges) include LCD television, reflecting the price declines mentioned above, and video cameras, reflecting a decrease in unit sales due to market contraction.

Professional, Device & Solutions

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥370.7	¥309.7	-16.5%	$3,823
Operating income	17.8	2.3	-86.8	29

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 16.5% year-on-year (an 11% decrease on a local currency basis) to 309.7 billion yen (3,823 million U.S. dollars).  Sales to outside customers decreased 16.7% year-on-year.  This was mainly due to a decrease in component sales, primarily of batteries resulting from lower production capacity in the current quarter due to damage to manufacturing equipment as a result of the Earthquake, and of storage media which was also affected by damaged manufacturing equipment as well as market contraction.

Operating income decreased 15.4 billion yen year-on-year to 2.3 billion yen (29 million U.S. dollars).  This was primarily due to a decrease in gross profit associated with the lower sales and a deterioration in the cost of sales ratio, partially offset by a decrease in selling, general and administrative expenses.  The category that most unfavorably impacted the change in segment operating results (excluding restructuring charges) was components, reflecting the above-mentioned decrease in sales.

*    *    *    *    *

Total inventory for the CPS and PDS segments, as of June 30, 2011, was 719.4 billion yen (8,881 million U.S. dollars), an increase of 62.2 billion yen, or 9.5% year-on-year.  Inventory increased by 111.4 billion yen, or 18.3% compared with the level as of March 31, 2011.

Pictures

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥132.1	¥144.4	+9.3%	$1,783
Operating income	2.9	4.3	+50.4	53

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 9.3% year-on-year (a 23% increase on a U.S. dollar basis) to 144.4 billion yen (1,783 million U.S. dollars).  The current quarter benefitted from an increase in motion picture revenues primarily due to higher home entertainment revenues from the previous fiscal year’s film slate, including the home entertainment releases of The Green Hornet, Battle: Los Angeles and Just Go With It.  Partially offsetting this increase was a decrease in theatrical revenues as the first quarter of the previous fiscal year benefitted from the strong theatrical release of The Karate Kid.  The current quarter also benefitted from significantly higher advertising revenues from SPE’s television network in India and revenues recognized from the consolidation of the Game Show Network, LLC, which was accounted for under the equity method in the first quarter of the previous fiscal year.

Operating income increased by 1.4 billion yen year-on-year to 4.3 billion yen (53 million U.S. dollars).  This increase was primarily due to the higher advertising revenues from SPE’s television network in India mentioned above, as well as the recognition of a 2.2 billion yen (27 million U.S. dollars) gain on the sale of SPE’s equity interest in a television production company based in the U.K.  This increase was partially offset by higher marketing expenses incurred for upcoming theatrical releases due to the greater number of major theatrical releases in July of the current fiscal year as compared to the previous fiscal year.

Music

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥110.3	¥109.6	-0.6%	$1,353
Operating income	7.5	12.1	+61.4	149

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of Sony Music Entertainment, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC, a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 0.6% year-on-year (a 7% increase on a local currency basis) to 109.6 billion yen (1,353 million U.S. dollars) due to the appreciation of the yen against the U.S. dollar.  On a local currency basis, sales increased year-on-year reflecting the strong sales of a number of key releases.  Best selling titles during the quarter included Adele’s 21, Beyonce’s 4, Foo Fighters’ Wasting Light and music from the cast of the hit television show Glee.

Operating income increased 4.6 billion yen year-on-year to 12.1 billion yen (149 million U.S. dollars) primarily due to the above mentioned strong performance of key releases and, to a lesser degree, a favorable legal settlement concerning copyright infringement.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	Change in yen	2011
Financial services revenue	¥169.0	¥201.6	+19.3%	$2,489
Operating income	30.0	28.7	-4.3	354

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 19.3% year-on-year to 201.6 billion yen (2,489 million U.S. dollars) mainly due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 29.5% year-on-year to 179.9 billion yen (2,221 million U.S. dollars) primarily due to an improvement in investment performance in the separate account, and an increase in revenue from insurance premiums, reflecting higher policy amount in force.
Investment performance in the separate account improved mainly as a result of the relatively stable situation in the Japanese stock market, as compared with a significant decline in the same quarter of the previous fiscal year.  This increase at Sony Life was partially offset by a decrease in revenue at SFI, mainly as a result of the deconsolidation of its lease and rental business.

Operating income decreased by 1.3 billion yen year-on-year to 28.7 billion yen (354 million U.S. dollars) due to a decrease in operating income at Sony Bank, mainly as a result of a decrease in foreign exchange net gains on foreign-currency denominated customer deposits.  Operating income at Sony Life was 29.2 billion yen (360 million U.S. dollars), a 1.7 billion yen increase year-on-year.  This increase was primarily due to a decrease in the amortization of deferred acquisition costs of variable life insurance products and the partial reversal of an incremental provision for insurance policy reserves previously recorded due to the Earthquake.  The increase was partially offset by a decline in net gains on sales of securities in the general account.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euros)
	Quarter ended June 30
	2010	2011	Change in euros
Sales and operating revenue	€1,757	€1,193	-32.1%
Income (loss) before taxes	25	(43)	-
Net income (loss)	7	(51)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended June 30, 2011 decreased 32.1% year-on-year to 1,193 million euros.  This was due to a decrease in volume caused by a constrained supply of critical components as a result of the Earthquake and a decline in the number of feature phones shipped as a result of a focus on smartphones.  Loss before taxes of 43 million euros was recorded for the current quarter, compared to an income before taxes of 25 million euros in the same quarter of the previous fiscal year, primarily due to the lower volume mentioned above.

As a result, Sony recorded equity in net loss of Sony Ericsson of 3.1 billion yen (38 million U.S. dollars) for the current quarter, compared to equity in net income of 0.6 billion yen in the same quarter of the previous fiscal year.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-10 respectively.

Operating Activities: During the current quarter, there was a net cash outflow of 39.9 billion yen (493 million U.S. dollars) from operating activities, an increase of 33.0 billion yen, or 482.5% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 115.2 billion yen (1,423 million U.S. dollars) for the current quarter, an increase of 4.9 billion yen, or 4.5% year-on-year.  Compared with the same quarter of the previous fiscal year, the net cash outflow increased mainly due to a decrease in cash contribution from net income after taking into account depreciation and amortization and a decrease in notes and accounts payable, trade, during the current quarter compared to an increase in the previous year. This was partially offset by smaller increases both in receivables, included in other current assets, from third-party original equipment and design manufacturers, and in inventories in the current quarter.

The Financial Services segment had a net cash inflow of 84.0 billion yen (1,037 million U.S. dollars), a decrease of 25.7 billion yen, or 23.4% year-on-year.  Compared with the same quarter of the previous fiscal year, net cash inflow decreased primarily due to a decrease in cash contribution from net income after taking into account amortization of deferred insurance acquisition costs and (gain) loss on revaluation of marketable securities, partially offset by revenue contribution from insurance premiums resulting from a steady increase in policy amount in force at Sony Life.

Investing Activities: During the current quarter, Sony used 148.1 billion yen (1,829 million U.S. dollars) of net cash in investing activities, a decrease of 33.7 billion yen, or 18.5% year-on-year.

For all segments excluding the Financial Services segment, 35.5 billion yen (438 million U.S. dollars) was used, a decrease of 10.0 billion yen, or 22.1% year-on-year.  The net cash used decreased year-on-year primarily due to proceeds received from S-LCD during the current quarter representing a return of investment.

The Financial Services segment used 117.2 billion yen (1,446 million U.S. dollars) of net cash, an increase of 1.9 billion yen, or 1.7% year-on-year.  The net cash used within the Financial Services segment increased year-on-year primarily due to a decrease in proceeds from sales or return of investments and collection of advances, partially offset by a smaller increase in payments for investments and advances at Sony Life in the current quarter.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the current quarter was 150.7 billion yen (1,861 million U.S. dollars), a decrease of 5.1 billion yen, or 3.3% year-on-year.

Financing Activities: During the current quarter, 9.1 billion yen (112 million U.S. dollars) of net cash was provided by financing activities, a decrease of 17.2 billion yen, or 65.5% year-on-year.  For all segments excluding the Financial Services segment, there was an 18.1 billion yen (223 million U.S. dollars) net cash outflow, an increase of 4.6 billion yen, or 34.6% year-on-year.  This was primarily because the amount of repayment of bank borrowings increased more than the increase in the amount of short-term borrowings in the current quarter.  In the Financial Services segment, financing activities generated 22.9 billion yen (283 million U.S. dollars) of net cash, an increase of 10.6 billion yen, or 86.7% year-on-year, primarily due to a greater increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2011 was 816.6 billion yen (10,081 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 659.8 billion yen (8,145 million U.S. dollars) at June 30, 2011, a decrease of 187.6 billion yen, or 22.1%, compared with the balance as of March 31, 2011.  This was a decrease of 121.3 billion yen, or 15.5%, compared with the balance as of June 30, 2010.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 747.1 billion yen (9,223 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2011.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 156.8 billion yen (1,936 million U.S. dollars) at June 30, 2011, a decrease of 10.2 billion yen, or 6.1%, compared with the balance as of March 31, 2011.  This was a decrease of 56.8 billion yen, or 26.6%, compared with the balance as of June 30, 2010.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-10.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2010	2011	2011

Net cash used in operating activities reported in the consolidated statements of cash flows	¥(6.8)	¥(39.9)	$(493)
Net cash used in investing activities reported in the consolidated statements of cash flows	(181.8)	(148.1)	(1,829)
	(188.6)	(188.0)	(2,322)

Less: Net cash provided by operating activities within the Financial Services segment	109.8	84.0	1,037
Less: Net cash used in investing activities within the Financial Services segment	(115.2)	(117.2)	(1,446)
Eliminations **	27.4	4.1	52

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(155.8)	¥(150.7)	$(1,861)

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2012

The forecast for consolidated results for the fiscal year ending March 31, 2012, as announced on May 26, 2011, has been revised as per the table below.  While the forecast for operating income and income before income taxes remains unchanged, the forecast for sales and net income attributable to Sony Corporation’s stockholders has been revised downward.

	(Billions of yen)
	July Forecast	Change from May Forecast	May Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Sales and operating revenue	¥7,200	-4.0%	¥7,500	+0.3%	¥7,181.3
Operating income	200	-	200	+0.1	199.8
Income before income taxes	180	-	180	-12.2	205.0
Net income (loss) attributable to Sony Corporation’s stockholders	60	-25.0	80	-	(259.6)

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2012: approximately 80 yen to the U.S. dollar and approximately 115 yen to the euro.  (Assumed foreign exchange rates for the current fiscal year at the time of the May forecast: approximately 83 yen to the U.S. dollar and approximately 115 yen to the euro.)

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income of affiliated companies and restructuring charges, net, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	July Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Operating income	¥200	+0.1%	¥199.8
Less: Equity in net income of affiliated companies	15	+6.7	14.1
Add: Restructuring charges, net, recorded within operating expenses	25	-62.7	67.1
Operating income, as adjusted	¥210	-16.9%	¥252.8

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

Sony has revised its consolidated sales forecast downward for the fiscal year by 300.0 billion yen.  This is due to a lower unit sales forecast for LCD televisions for the full fiscal year compared to the May forecast, as well as an updated foreign exchange assumption, namely the further appreciation of the yen against the U.S. dollar for the remainder of the fiscal year.

The current year’s forecast for equity in net income of affiliated companies and restructuring charges, net, remains unchanged from that announced on May 26, 2011.

Sony’s forecast for consolidated operating income for the fiscal year remains unchanged.  Notable changes to the fiscal year operating income forecast for each major segment are as follows:

–
Anticipated operating results of the CPS segment for the fiscal year were revised downward significantly compared to the May forecast.  Although operating results for the first quarter ended June 30, 2011 exceeded expectations, the television business, in which LCD TV unit sales for the fiscal year are anticipated to be below expectations, is expected to have a negative impact on overall segment operating results.  As a result, Sony is viewing more cautiously the CPS segment operating results for the fiscal year, as compared to the May forecast.  The positive impact of a faster than anticipated recovery in business operations that had been negatively affected by the Earthquake is expected to partially offset the deterioration of the segment’s operating results.  In the May forecast, the CPS segment operating income for the current fiscal year was expected to increase compared to that of the previous fiscal year.  For references to the segment information of the previous fiscal year revised to conform to the current year’s presentation under the business segment realignment, see Supplemental Business Segment Information on page 11.

–
Anticipated operating results of the PDS segment for the fiscal year were revised upward compared to the May forecast, due to reasons including the positive impact of faster than expected progress in reducing costs and of a faster than anticipated recovery in business operations that had been negatively affected by the Earthquake.  In the May forecast, the PDS segment operating income was expected to be lower than that of the previous fiscal year.  For references to the revised segment information of the previous fiscal year, see Supplemental Business Segment Information on page 11.

–	In the Music segment, operating results for the fiscal year are expected to exceed the May forecast.

–	In the Pictures and Financial Services segments, operating results for the fiscal year are expected to moderately exceed the May forecast.

In addition, net income attributable to Sony Corporation’s stockholders has been revised downward primarily due to a higher than originally forecasted effective income tax rate, resulting from the latest estimated annual income tax expense which reflects both the operating results for the first quarter ended June 30, 2011 and the forecast for the remainder of the fiscal year.

The current year’s forecast for capital expenditures, depreciation and amortization, and research and development expenses remains unchanged from that announced on May 26, 2011.

	(Billions of yen)
	July Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Capital expenditures (additions to Property, Plant and Equipment)*	¥330	+61.1%	¥204.9
Depreciation and amortization **	340	+4.5	325.4
[for Property, Plant and Equipment (included above)	230	+7.8	213.4	]
Research and development expenses	460	+7.8	426.8

*	Investments in equity affiliates are not included within capital expenditures.
**	Depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life, due to market fluctuations since July 1, 2011, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be through the end of the current fiscal year.  Accordingly, these market fluctuations could further impact the current forecast.

Supplemental Business Segment Information

The business segment information for the fiscal year ended March 31, 2011 has been revised as stated in the table below, in order to conform to the new business segment classification as of April 1, 2011.

	(Billions of yen)
	Fiscal year ended March 31, 2011
	Sales and operating revenue	Operating income (loss)
Consumer Products & Services	¥3,849.8	¥10.8
Professional, Device & Solutions	1,503.3	27.7
Pictures	600.0	38.7
Music	470.7	38.9
Financial Services	806.5	118.8
Equity in net income of Sony Ericsson	-	4.2
All Other	447.8	7.1
Corporate and elimination	(496.9)	(46.3)
Consolidated total	¥7,181.3	¥199.8

"Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

As the segments have been revised, so has the category sales and operating revenue (to outside customers) for the fiscal year ended March 31, 2011, as detailed in the table below.

(Billions of yen)
Fiscal year ended March 31, 2011
Consumer Products & Services
Televisions	¥1,200.5
Home Audio and Video	285.3
Digital Imaging	642.6
Personal and Mobile Products	828.4
Game	798.4
Other	16.5
Total	3,771.6

Professional, Device & Solutions
Professional Solutions	287.4
Semiconductors	358.4
Components	410.1
Other	10.7
Total	1,066.6

Pictures	599.7
Music	457.8
Financial Services	798.5
All Other	377.8
Corporate	109.3
Consolidated total	¥7,181.3

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/11q1_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from	June 30
ASSETS	2011	2011	March 31, 2011	2011
Current assets:
Cash and cash equivalents	¥1,014,412	¥816,588	¥-197,824	$10,081
Marketable securities	646,171	616,478	-29,693	7,611
Notes and accounts receivable, trade	834,221	784,498	-49,723	9,685
Allowance for doubtful accounts and sales returns	(90,531)	(79,690)	+10,841	(984)
Inventories	704,043	808,862	+104,819	9,986
Deferred income taxes	133,059	110,436	-22,623	1,363
Prepaid expenses and other current assets	602,671	592,161	-10,510	7,311
Total current assets	3,844,046	3,649,333	-194,713	45,053

Film costs	275,389	283,449	+8,060	3,499

Investments and advances:
Affiliated companies	221,993	190,092	-31,901	2,347
Securities investments and other	5,670,662	5,831,691	+161,029	71,996
	5,892,655	6,021,783	+129,128	74,343

Property, plant and equipment:
Land	145,968	145,291	-677	1,794
Buildings	868,615	864,725	-3,890	10,676
Machinery and equipment	2,016,956	2,081,567	+64,611	25,698
Construction in progress	53,219	50,898	-2,321	628
	3,084,758	3,142,481	+57,723	38,796
Less-Accumulated depreciation	2,159,890	2,172,549	+12,659	26,822
	924,868	969,932	+45,064	11,974
Other assets:
Intangibles, net	391,122	379,281	-11,841	4,682
Goodwill	469,005	462,629	-6,376	5,711
Deferred insurance acquisition costs	428,262	430,502	+2,240	5,315
Deferred income taxes	239,587	213,135	-26,452	2,631
Other	460,054	447,209	-12,845	5,524
	1,988,030	1,932,756	-55,274	23,863
Total assets	¥12,924,988	¥12,857,253	¥-67,735	$158,732

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥53,737	¥63,924	¥ +10,187	$789
Current portion of long-term debt	109,614	205,846	+96,232	2,541
Notes and accounts payable, trade	793,275	761,451	-31,824	9,401
Accounts payable, other and accrued expenses	1,013,037	929,394	-83,643	11,474
Accrued income and other taxes	79,076	60,588	-18,488	748
Deposits from customers in the banking business	1,647,752	1,663,387	+15,635	20,536
Other	430,488	383,538	-46,950	4,735
Total current liabilities	4,126,979	4,068,128	-58,851	50,224

Long-term debt	812,235	745,186	-67,049	9,200
Accrued pension and severance costs	271,320	267,911	-3,409	3,308
Deferred income taxes	306,227	324,703	+18,476	4,009
Future insurance policy benefits and other	4,225,373	4,323,522	+98,149	53,377
Other	226,952	192,647	-34,305	2,378
Total liabilities	9,969,086	9,922,097	-46,989	122,496

Redeemable noncontrolling interest	19,323	18,816	-507	232

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,921	630,923	+2	7,789
Additional paid-in capital	1,159,666	1,159,668	+2	14,317
Retained earnings	1,566,274	1,550,771	-15,503	19,145
Accumulated other comprehensive income	(804,204)	(820,713)	-16,509	(10,132)
Treasury stock, at cost	(4,670)	(4,724)	-54	(58)
	2,547,987	2,515,925	-32,062	31,061

Noncontrolling interests	388,592	400,415	+11,823	4,943
Total equity	2,936,579	2,916,340	-20,239	36,004
Total liabilities and equity	¥12,924,988	¥12,857,253	¥-67,735	$158,732

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥1,473,473	¥1,275,940		$15,753
Financial services revenue	166,598	200,903		2,480
Other operating revenue	20,978	18,078		223
	1,661,049	1,494,921	-10.0%	18,456
Costs and expenses:
Cost of sales	1,109,291	973,569		12,019
Selling, general and administrative	359,770	320,146		3,952
Financial services expenses	136,100	171,648		2,119
(Gain) loss on sale, disposal or impairment of assets and other, net	(4,464)	(2,777)		(34)
	1,600,697	1,462,586	-8.6	18,056

Equity in net income (loss) of affiliated companies	6,664	(4,835)	-	(60)

Operating income	67,016	27,500	-59.0	340

Other income:
Interest and dividends	3,213	4,274		53
Gain on sale of securities investments, net	991	739		9
Foreign exchange gain, net	13,931	-		-
Other	1,923	1,998		25
	20,058	7,011	-65.0	87

Other expenses:
Interest	6,102	6,112		76
Foreign exchange loss, net	-	3,635		45
Other	2,061	1,645		21
	8,163	11,392	+39.6	142

Income before income taxes	78,911	23,119	-70.7	285

Income taxes	43,673	27,534		340

Net income (loss)	35,238	(4,415)	-	(55)

Less - Net income attributable to noncontrolling interests	9,501	11,087		136

Net income (loss) attributable to Sony Corporation's stockholders	¥25,737	¥(15,502)	-%	$(191)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥25.65	¥(15.45)	-%	$(0.19)
— Diluted	25.61	(15.45)	-	(0.19)

Supplemental equity and comprehensive income information

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2010	¥2,965,905	¥319,650	¥3,285,555
Exercise of stock acquisition rights	38	13	51
Stock based compensation	457		457

Comprehensive income:
Net income	25,737	9,501	35,238
Other comprehensive income, net of tax
Unrealized gains (losses) on securities	(1,905)	3,002	1,097
Unrealized gains on derivative instruments	106		106
Pension liability adjustment	2,184		2,184
Foreign currency translation adjustments	(115,376)	(501)	(115,877)
Total comprehensive income (loss)	(89,254)	12,002	(77,252)

Dividends declared		(4,027)	(4,027)
Transactions with noncontrolling interests shareholders and other	(28)	200	172
Balance at June 30, 2010	¥2,877,118	¥327,838	¥3,204,956

Balance at March 31, 2011	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	4	11	15
Stock based compensation	570		570

Comprehensive income:
Net income (loss)	(15,502)	11,087	(4,415)
Other comprehensive income, net of tax
Unrealized gains on securities	11,215	7,174	18,389
Unrealized gains on derivative instruments	452		452
Pension liability adjustment	573		573
Foreign currency translation adjustments	(28,749)	(674)	(29,423)
Total comprehensive income (loss)	(32,011)	17,587	(14,424)

Dividends declared		(5,635)	(5,635)
Transactions with noncontrolling interests shareholders and other	(625)	(140)	(765)
Balance at June 30, 2011	¥2,515,925	¥400,415	¥2,916,340

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2011	$31,457	$4,797	$36,254
Exercise of stock acquisition rights	-	-	-
Stock based compensation	7		7

Comprehensive income:
Net income (loss)	(191)	136	(55)
Other comprehensive income, net of tax
Unrealized gains on securities	138	89	227
Unrealized gains on derivative instruments	6		6
Pension liability adjustment	7		7
Foreign currency translation adjustments	(355)	(8)	(363)
Total comprehensive income (loss)	(395)	217	(178)

Dividends declared		(70)	(70)
Transactions with noncontrolling interests shareholders and other	(8)	(1)	(9)
Balance at June 30, 2011	$31,061	$4,943	$36,004

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2010	2011	2011
Cash flows from operating activities:
Net income (loss)	¥35,238	¥(4,415)	$(55)
Adjustments to reconcile net income (loss) to net cash used in operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	86,824	78,194	965
Amortization of film costs	48,300	37,529	463
Stock-based compensation expense	980	571	7
Accrual for pension and severance costs, less payments	(2,574)	(1,613)	(20)
(Gain) loss on sale, disposal or impairment of assets and other, net	(4,464)	(2,777)	(34)
(Gain) loss on sale of securities investments, net	(991)	(739)	(9)
(Gain) loss on revaluation of marketable securities held in the financial	29,837	(2,979)	(37)
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	1,841	2,802	35
in the financial service business, net
Deferred income taxes	6,265	(4,740)	(59)
Equity in net (income) losses of affiliated companies, net of dividends	(6,656)	20,128	248
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	5,842	26,872	332
Increase in inventories	(158,549)	(110,160)	(1,360)
Increase in film costs	(48,863)	(53,606)	(662)
Increase (decrease) in notes and accounts payable, trade	68,211	(24,076)	(297)
Decrease in accrued income and other taxes	(15,020)	(15,578)	(192)
Increase in future insurance policy benefits and other	36,175	81,213	1,003
Increase in deferred insurance acquisition costs	(16,345)	(17,085)	(211)
Increase in marketable securities held in the financial service business for trading purpose	(2,739)	(7,463)	(92)
Increase in other current assets	(100,319)	(16,851)	(208)
Decrease in other current liabilities	(44,207)	(62,858)	(776)
Other	74,366	37,738	466
Net cash used in operating activities	(6,848)	(39,893)	(493)

Cash flows from investing activities:
Payments for purchases of fixed assets	(71,896)	(71,222)	(879)
Proceeds from sales of fixed assets	1,668	2,350	29
Payments for investments and advances by financial service business	(362,970)	(244,974)	(3,024)
Payments for investments and advances (other than financial service business)	(5,271)	(695)	(9)
Proceeds from sales or return of investments and collections of advances	253,150	141,586	1,748
by financial service business
Proceeds from sales or return of investments and collections of advances	2,531	16,306	201
(other than financial service business)
Proceeds from sales of businesses	1,425	2,502	31
Other	(428)	6,022	74
Net cash used in investing activities	(181,791)	(148,125)	(1,829)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	582	622	8
Payments of long-term debt	(5,744)	(21,245)	(262)
Increase in short-term borrowings, net	19,187	11,376	140
Increase in deposits from customers in the financial service business, net	28,895	37,482	463
Dividends paid	(12,618)	(12,614)	(156)
Other	(4,102)	(6,571)	(81)
Net cash provided by financing activities	26,200	9,050	112

Effect of exchange rate changes on cash and cash equivalents	(34,542)	(18,856)	(232)

Net decrease in cash and cash equivalents	(196,981)	(197,824)	(2,442)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	12,523

Cash and cash equivalents at end of the period	¥994,627	¥816,588	$10,081

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2010	2011	Change	2011
Consumer Products & Services
Customers	¥872,172	¥714,617	-18.1%	$8,822
Intersegment	19,460	17,648		218
Total	891,632	732,265	-17.9	9,040

Professional, Device & Solutions
Customers	267,736	223,133	-16.7	2,755
Intersegment	102,959	86,549		1,068
Total	370,695	309,682	-16.5	3,823

Pictures
Customers	132,085	144,376	+9.3	1,782
Intersegment	-	23		1
Total	132,085	144,399	+9.3	1,783

Music
Customers	107,090	107,330	+0.2	1,325
Intersegment	3,182	2,288		28
Total	110,272	109,618	-0.6	1,353

Financial Services
Customers	166,598	200,903	+20.6	2,480
Intersegment	2,397	735		9
Total	168,995	201,638	+19.3	2,489

All Other
Customers	89,738	88,734	-1.1	1,095
Intersegment	17,087	14,844		184
Total	106,825	103,578	-3.0	1,279

Corporate and elimination	(119,455)	(106,259)	-	(1,311)
Consolidated total	¥1,661,049	¥1,494,921	-10.0%	$18,456

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with the All Other segment.  Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment.  All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.  Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer Products & Services	¥28,543	¥1,690	-94.1%	$21
Professional, Device & Solutions	17,755	2,338	-86.8	29
Pictures	2,860	4,302	+50.4	53
Music	7,493	12,094	+61.4	149
Financial Services	29,976	28,696	-4.3	354
Equity in net income (loss) of Sony Ericsson	582	(3,056)	-	(38)
All Other	(3,931)	(2,979)	-	(36)
Total	83,278	43,085	-48.3	532

Corporate and elimination	(16,262)	(15,585)	-	(192)
Consolidated total	¥67,016	¥27,500	-59.0%	$340

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.  Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.  Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2010	2011	Change	2011

Consumer Products & Services
Televisions	¥291,935	¥241,736	-17.2%	$2,984
Home Audio and Video	62,374	53,312	-14.5	658
Digital Imaging	172,231	131,049	-23.9	1,618
Personal and Mobile Products	198,475	163,161	-17.8	2,014
Game	142,102	125,253	-11.9	1,546
Other	5,055	106	-97.9	2
Total	872,172	714,617	-18.1	8,822

Professional, Device & Solutions
Professional Solutions	67,759	52,704	-22.2	651
Semiconductors	90,233	91,119	+1.0	1,125
Components	107,204	76,310	-28.8	942
Other	2,540	3,000	+18.1	37
Total	267,736	223,133	-16.7	2,755

Pictures	132,085	144,376	+9.3	1,782
Music	107,090	107,330	+0.2	1,325
Financial Services	166,598	200,903	+20.6	2,480
All Other	89,738	88,734	-1.1	1,095
Corporate	25,630	15,828	-38.2	197
Consolidated total	¥1,661,049	¥1,494,921	-10.0%	$18,456

The above table includes a breakdown of CPS segment and PDS segment sales and operating revenue to customers which is shown in the Business Segment Information on page F-5.  Sony management views the CPS segment and the PDS segment as single operating segments.  However, Sony believes that the breakdown of CPS segment and PDS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services.

In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥456,097	¥486,013	+6.6%	$6,000
United States	360,039	274,398	-23.8	3,388
Europe	330,632	266,842	-19.3	3,294
China	143,453	114,166	-20.4	1,409
Asia-Pacific	188,998	176,045	-6.9	2,173
Other Areas	181,830	177,457	-2.4	2,192
Total	¥1,661,049	¥1,494,921	-10.0%	$18,456

The 2010 geographic information in the table above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥167,009	¥156,783	$1,936
Marketable securities	643,171	613,157	7,570
Other	146,566	144,217	1,780
	956,746	914,157	11,286

Investments and advances	5,580,418	5,733,479	70,784
Property, plant and equipment	30,034	12,482	154
Other assets:
Deferred insurance acquisition costs	428,262	430,502	5,315
Other	66,944	65,507	808
	495,206	496,009	6,123
	¥7,062,404	¥7,156,127	$88,347
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥23,191	¥13,019	$161
Notes and accounts payable, trade	1,705	1,408	17
Deposits from customers in the banking business	1,647,752	1,663,387	20,536
Other	209,168	180,960	2,234
	1,881,816	1,858,774	22,948

Long-term debt	16,936	7,065	87
Future insurance policy benefits and other	4,225,373	4,323,522	53,377
Other	209,040	214,937	2,653
Total liabilities	6,333,165	6,404,298	79,065

Equity:
Stockholders' equity of Financial Services	727,955	750,503	9,265
Noncontrolling interests	1,284	1,326	17
Total equity	729,239	751,829	9,282

	¥7,062,404	¥7,156,127	$88,347

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥847,403	¥659,805	$8,145
Marketable securities	3,000	3,321	41
Notes and accounts receivable, trade	742,297	705,047	8,704
Other	1,314,419	1,391,512	17,180
	2,907,119	2,759,685	34,070

Film costs	275,389	283,449	3,499
Investments and advances	345,660	321,271	3,966
Investments in Financial Services, at cost	115,806	115,773	1,429
Property, plant and equipment	894,834	957,450	11,820
Other assets	1,526,389	1,469,831	18,148
	¥6,065,197	¥5,907,459	$72,932
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥152,664	¥274,260	$3,386
Notes and accounts payable, trade	791,570	760,043	9,384
Other	1,320,741	1,199,555	14,808
	2,264,975	2,233,858	27,578

Long-term debt	799,389	741,729	9,157
Accrued pension and severance costs	257,395	253,533	3,130
Other	401,938	380,208	4,695
Total liabilities	3,723,697	3,609,328	44,560

Redeemable noncontrolling interest	19,323	18,816	232

Equity:
Stockholders' equity of Sony without Financial Services	2,217,106	2,171,646	26,810
Noncontrolling interests	105,071	107,669	1,330
Total equity	2,322,177	2,279,315	28,140

	¥6,065,197	¥5,907,459	$72,932

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥1,014,412	¥816,588	$10,081
Marketable securities	646,171	616,478	7,611
Notes and accounts receivable, trade	743,690	704,808	8,701
Other	1,439,773	1,511,459	18,660
	3,844,046	3,649,333	45,053

Film costs	275,389	283,449	3,499
Investments and advances	5,892,655	6,021,783	74,343
Property, plant and equipment	924,868	969,932	11,974
Other assets:
Deferred insurance acquisition costs	428,262	430,502	5,315
Other	1,559,768	1,502,254	18,548
	1,988,030	1,932,756	23,863
	¥12,924,988	¥12,857,253	$158,732
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥163,351	¥269,770	$3,330
Notes and accounts payable, trade	793,275	761,451	9,401
Deposits from customers in the banking business	1,647,752	1,663,387	20,536
Other	1,522,601	1,373,520	16,957
	4,126,979	4,068,128	50,224

Long-term debt	812,235	745,186	9,200
Accrued pension and severance costs	271,320	267,911	3,308
Future insurance policy benefits and other	4,225,373	4,323,522	53,377
Other	533,179	517,350	6,387
Total liabilities	9,969,086	9,922,097	122,496

Redeemable noncontrolling interest	19,323	18,816	232

Equity:
Sony Corporation's stockholders' equity	2,547,987	2,515,925	31,061
Noncontrolling interests	388,592	400,415	4,943
Total equity	2,936,579	2,916,340	36,004

	¥12,924,988	¥12,857,253	$158,732

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended June 30
	2010	2011	Change	2011

Financial services revenue	¥168,995	¥201,638	+19.3%	$2,489
Financial services expenses	138,575	172,566	+24.5	2,130
Equity in net loss of affiliated companies	(444)	(376)	-	(5)
Operating income	29,976	28,696	-4.3	354
Other income (expenses), net	9	47	+422.2	1
Income before income taxes	29,985	28,743	-4.1	355
Income taxes and other	11,311	10,393	-8.1	128
Net income of Financial Services	¥18,674	¥18,350	-1.7%	$227

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended June 30
	2010	2011	Change	2011

Net sales and operating revenue	¥1,495,580	¥1,294,870	-13.4%	$15,986
Costs and expenses	1,466,265	1,292,215	-11.9	15,953
Equity in net income (loss) of affiliated companies	7,108	(4,459)	-	(55)
Operating income (loss)	36,423	(1,804)	-	(22)
Other income (expenses), net	16,466	1,458	-91.1	18
Income (loss) before income taxes	52,889	(346)	-	(4)
Income taxes and other	34,039	20,938	-38.5	259
Net income (loss) of Sony without Financial Services	¥18,850	¥(21,284)	-%	$(263)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended June 30
	2010	2011	Change	2011

Financial services revenue	¥166,598	¥200,903	+20.6%	$2,480
Net sales and operating revenue	1,494,451	1,294,018	-13.4	15,976
	1,661,049	1,494,921	-10.0	18,456
Costs and expenses	1,600,697	1,462,586	-8.6	18,056
Equity in net income (loss) of affiliated companies	6,664	(4,835)	-	(60)
Operating income	67,016	27,500	-59.0	340
Other income (expenses), net	11,895	(4,381)	-	(55)
Income before income taxes	78,911	23,119	-70.7	285
Income taxes and other	53,174	38,621	-27.4	476
Net income (loss) attributable to Sony Corporation's stockholders	¥25,737	¥(15,502)	-%	$(191)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended June 30
	2010	2011	2011

Net cash provided by operating activities	¥109,759	¥84,043	$1,037
Net cash used in investing activities	(115,229)	(117,159)	(1,446)
Net cash provided by financing activities	12,263	22,890	283
Net increase (decrease) in cash and cash equivalents	6,793	(10,226)	(126)
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009	2,062
Cash and cash equivalents at end of the period	¥213,535	¥156,783	$1,936

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended June 30
	2010	2011	2011

Net cash used in operating activities	¥(110,270)	¥(115,184)	$(1,423)
Net cash used in investing activities	(45,533)	(35,485)	(438)
Net cash used in financing activities	(13,429)	(18,073)	(223)
Effect of exchange rate changes on cash and cash equivalents	(34,542)	(18,856)	(232)
Net decrease in cash and cash equivalents	(203,774)	(187,598)	(2,316)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403	10,461
Cash and cash equivalents at end of the period	¥781,092	¥659,805	$8,145

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended June 30
	2010	2011	2011

Net cash used in operating activities	¥(6,848)	¥(39,893)	$(493)
Net cash used in investing activities	(181,791)	(148,125)	(1,829)
Net cash provided by financing activities	26,200	9,050	112
Effect of exchange rate changes on cash and cash equivalents	(34,542)	(18,856)	(232)
Net decrease in cash and cash equivalents	(196,981)	(197,824)	(2,442)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	12,523
Cash and cash equivalents at end of the period	¥994,627	¥816,588	$10,081

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥81 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2011.

2.	As of June 30, 2011, Sony had 1,275 consolidated subsidiaries (including variable interest entities) and 80 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net income(loss) attributable to Sony Corporation’s stockholders	2010	2011
— Basic	1,003,538	1,003,572
— Diluted	1,005,110	1,003,572

The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.  All potential shares were excluded as anti-dilutive for the three months ended June 30, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

4.	Recently adopted accounting pronouncements:

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective for Sony as of April 1, 2011. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period. The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance is effective for Sony as of April 1, 2011. Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal & mobile products, and the game business.  The equity results of S-LCD Corporation are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  There were no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been revised to conform to the current presentation.

6.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

7.
In the first quarter of the fiscal year ending March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary. The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ending March 31, 2012.  The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and in the aggregate decreased income before income taxes in consolidated statements of income by 4,915 million yen.  Sony determined that the adjustment, recorded in the first quarter of the fiscal year ending March 31, 2012, was not material to the consolidated financial statements for the three months ended June 30, 2011, any prior annual or interim periods and is not expected to be material to the annual results for the year ending March 31, 2012.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment) *1	¥50,339	¥100,739	$1,244
Depreciation and amortization expenses*2	86,824	78,194	965
(Depreciation expenses for property, plant and equipment)	(53,097)	(49,584)	(612)
Research and development expenses	99,070	96,129	1,187

*1 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.

*2 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.